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[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

                          December 20, 2004

Re:	PanAmSat Holding Corporation Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Ladies and Gentlemen:

        On behalf of PanAmSat Holding Corporation, a corporation organized under the laws of Delaware (the "Company"), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, a Registration Statement on Form S-1 relating to the Company's proposed offering of its common stock (the "Offering").

        The filing fee in the amount of $131,824.00 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission's account on December 16, 2004.

        Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-3614; fax: 212-455-2502) or Joseph Kaufman (phone: 212-455-2948; fax: 212-455-2502).

Very truly yours,
/s/ Stella Kwak

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[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]